FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of December 2008

RadView Software Ltd.
(Translation of Registrant’s Name into English)

14 Hamelacha St., Rosh-Haayin, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-67086, 333-101321, 333-99237, 333-138719, 333-153712), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The Registrant hereby announces that at the annual general meeting of shareholders held today all proposed resolutions set forth in the proxy statement, filed on Form 6-K on November 12, 2008, have been adopted as follows:

1.	To elect Messrs. Jaron Lotan, Shai Beilis, Yochai Hacohen, Eli Blatt, Rami Goraly and Ms. Merav Davidson to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To elect Mr. Amir Livne, as an external director of the Company, to hold office for a three year term commencing on the date of his election.

3.	To pay to Mr. Amir Livne, for the duration of his service as an external director, compensation in the form of an annual fee and per meeting attendance fee at the “maximum” statutory amounts and to issue to Mr. Amir Livne 792,856 options to purchase Ordinary Shares as described in the proxy statement.

4.	To issue to Mr. Rami Goraly, effective as his appointment as director, eight million (8,000,000) options to purchase Ordinary Shares as described in the proxy statement.

5.	To ratify and approve the terms of a contemplated convertible credit facility arrangement between Fortissimo Capital Funds G.P. L.P. and the Company under which Fortissimo may provide funding to the Company as described in the proxy statement.

6.	To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company’s Independent Auditors, until the next Annual General Meeting of shareholders.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RadView Software Ltd. (Registrant) By: /s/ Rami Goraly —————————————— Rami Goraly Chief Executive Officer

Dated: December 18, 2008